Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement Nos. 333-236659 and 333-236659-01
Dated May 11, 2022

1yr SPX Buffered PLUS

This document provides a summary of the terms of the Buffered PLUS. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, underlying supplement, prospectus supplement and prospectus and the "Risk Considerations" on the following page, prior to making an investment decision.

SUMMARY TERMS	
Issuer:	JPMorgan Chase Financial Company LLC ("JPMorgan Financial")
Guarantor:	JPMorgan Chase & Co.
Underlying index:	S&P 500® Index (Bloomberg ticker: SPX Index)
Payment at maturity:	If the final index value is *greater than* the initial index value, for each $10 stated principal amount Buffered PLUS, $10 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* If the final index value is *equal to* the initial index value or is *less than* the initial index value but has decreased from the initial index value by an amount *less than or equal to* the buffer amount of 5.00%, for each $10 stated principal amount Buffered PLUS, $10 If the final index value is *less than* the initial index value and has decreased from the initial index value by an amount *greater than* the buffer amount of 5.00%, for each $10 stated principal amount Buffered PLUS, ($10 × index performance factor) + $0.50 *This amount will be less than the stated principal amount of $10 per Buffered PLUS.*
Leveraged upside payment:	$10 × leverage factor × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The closing level of the underlying index on the pricing date
Final index value:	The closing level of the underlying index on the valuation date
Leverage factor:	200%
Buffer amount:	5.00%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	At least $11.44 (at least 114.40% of the stated principal amount) per Buffered PLUS
Minimum payment at maturity:	$0.50 per Buffered PLUS (5.00% of the stated principal amount)
Stated principal amount:	final index value / initial index value
Issue price:	$10 per Buffered PLUS
Pricing date:	Expected to be May 31, 2022
Original issue date (settlement date):	3 business days after the pricing date
Valuation date†:	June 7, 2023
Maturity date†:	June 12, 2023
CUSIP / ISIN:	48133E868 / US48133E8681
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/0001665650/000182912622010693/jpm_424b2.htm

†Subject to postponement

The estimated value of the Buffered PLUS on the pricing date will be provided in the pricing supplement and will not be less than $9.50 per $10 stated principal amount Buffered PLUS. For information about the estimated value of the Buffered PLUS, which likely will be lower than the price you paid for the Buffered PLUS, please see the hyperlink above.

Any payment on the Buffered PLUS is subject to the credit risk of JPMorgan Financial as issuer of the Buffered PLUS, and the credit risk of JPMorgan Chase & Co., as guarantor of the Buffered PLUS.


The Buffered PLUS
The Underlying Index
$11.44 Hypothetical Maximum Payment at Maturity
PLUS Zone
$10.00 Stated Principal Amount
Payment at Maturity on the Buffered PLUS
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
-5.00%
7.20%
11.44%
-40%
-20%
0%
20%
40%
Percentage Change in the Underlying Index

Change in Underlying Index	Return on the Buffered PLUS*
50.00%	14.40%
40.00%	14.40%
30.00%	14.40%
20.00%	14.40%
10.00%	14.40%
7.20%	14.40%
5.00%	10.00%
1.00%	2.00%
0.00%	0.00%
5.00%	0.00%

1yr SPX Buffered PLUS

-10.00%	-5.00%
-20.00%	-15.00%
-30.00%	-25.00%
-40.00%	-35.00%
-50.00%	-45.00%
-60.00%	-55.00%
-80.00%	-75.00%
-100.00%	-95.00%

**Assumes a maximum payment at maturity of 114.40% of the stated principal amount*

1yr SPX Buffered PLUS

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks identified below are not exhaustive. Please see “Risk Factors” in the accompanying prospectus supplement, product supplement, underlying supplement and preliminary pricing supplement for additional information.

Risks Relating to the Buffered PLUS Generally

- Buffered PLUS do not pay interest and you could lose up to 95.00% of your principal at maturity.
- The appreciation potential of the Buffered PLUS is limited by the maximum payment at maturity.
- The Buffered PLUS are subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., and any actual or anticipated changes to our or JPMorgan Chase & Co.’s credit ratings or credit spreads may adversely affect the market value of the Buffered PLUS.
- As a finance subsidiary, JPMorgan Financial has no independent operations and has limited assets.
- Secondary trading may be limited.
- The final terms and estimated valuation of the Buffered PLUS will be provided in the pricing supplement.
- The tax consequences of an investment in the Buffered PLUS are uncertain.

Risks Relating to Conflicts of Interest

- Economic interests of the issuer, the guarantor, the calculation agent, the agent of the offering of the Buffered PLUS and other affiliates of the issuer may be different from those of investors.
- Hedging and trading activities by the issuer and its affiliates could potentially affect the value of the Buffered PLUS.

Risks Relating to the Estimated Value and Secondary Market Prices of the Buffered PLUS

- The estimated value of the Buffered PLUS will be lower than the original issue price (price to public) of the Buffered PLUS.
- The estimated value of the Buffered PLUS does not represent future values of the Buffered PLUS and may differ from others’ estimates.
- The estimated value of the Buffered PLUS is derived by reference to an internal funding rate.
- The value of the Buffered PLUS as published by J.P. Morgan Securities LLC (and which may be reflected on customer account statements) may be higher than the then-current estimated value of the Buffered PLUS for a limited time period.
- Secondary market prices of the Buffered PLUS will likely be lower than the original issue price of the Buffered PLUS.
- Secondary market prices of the Buffered PLUS will be impacted by many economic and market factors.

Risks Relating to the Underlying Index

- JPMorgan Chase & Co. is currently one of the companies that make up the underlying index.
- Investing in the Buffered PLUS is not equivalent to investing in the underlying index.
- Adjustments to the underlying index could adversely affect the value of the Buffered PLUS.
- Governmental legislative and regulatory actions, including sanctions, could adversely affect your investment in the Buffered PLUS.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under “Additional Information about the Buffered PLUS — Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Buffered PLUS, and you should consult your tax adviser.